SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Half-year Report - Part 1 of 4

Part 1 of 4

News Release
Aviva plc
Half Year Report 2016
4 August 2016
Aviva plc
2016 Interim Results Announcement

Mark Wilson, Group Chief Executive Officer, said:

"Operating profits are up 13% and the dividend is up 10%. We are delivering consistent, stable and predictable growth despite challenging market conditions.

"Our UK businesses delivered encouraging results. We are growing in the UK, we are investing in the UK. We like the UK. And we are also benefitting from Aviva's diversity, with 42% of our earnings1 coming from outside of the UK.

"The 10% increase in the dividend, up 32% since 2013, is another step towards our target pay-out ratio of 50% and underpins our confidence in delivering sustainable and growing returns.

"We are continuing to maintain a strong balance sheet, with a solvency ratio of 174%2,3, toward the upper end of our working range.

"Aviva's strong financial position and diversity mean we are well insulated from external events.  We have deliberately designed Aviva to be resilient to a low interest rate environment.

"We remain confident in our ability to deliver on our key commitments to grow earnings, cash and dividends."

Profit	■ Operating profit up 13% to £1,325 million (HY15: £1,170 million) ■ Operating EPS up 1% to 22.4p (HY15: 22.1p) ■ IFRS profit after tax £201 million (HY15: £545 million)
Capital
■  Solvency II capital surplus £9.5 billion[2] (FY15: £9.7 billion)
■  Solvency II coverage ratio[3] of 174%[2] (FY15: 180%)
■  Solvency II operating capital generation £1.2 billion
■  IFRS net asset value up 6% to 412p per share (FY15: 390p4)
■  Holding company liquidity £1.2 billion[5] (February 2016: £1.3 billion)

Cash	■ Cash remittances £752 million (HY15: £495 million) ■ 2016 interim dividend up 10% to 7.42p (HY15: 6.75p)
Growth
■  General insurance net written premiums up 7%[6] to £3,991 million (HY15: £3,678 million)
■  Life insurance value of new business up 7%[6] to £583 million (HY15: £534 million)
■  Fund management operating profit up 48% to £49 million (HY15: £33 million)
■  UK Life platform AUM up 23% to £10.3 billion (FY15: £8.4 billion)

Combined ratio
■  96.2% general insurance combined operating ratio (HY15: 93.1%)
■  HY16 combined operating ratio affected by an increase in natural catastrophe & weather claims (1.5%), Flood Re (0.6%) and commission strain from new distribution partnership (1.0%)

   1   Defined as operating profit before corporate centre costs and group debt and other interest costs.
    2   The estimated Solvency II position includes the estimated impact of acquiring the RBC General Insurance business (£(0.3) billion) on a pro-forma basis. The acquisition completed on 1st July 2016, and was funded by an issue of £0.3 billion of subordinated debt in May 2016.
    3   The estimated Solvency II ratio represents the shareholder view. This excludes the contribution to Group Solvency Capital Requirement (SCR) and Group Own Funds of fully ring fenced with-profits funds £2.7 billion (FY15: £2.7 billion) and staff pension schemes in surplus £0.9 billion (FY15: £0.7 billion) - these exclusions have no impact on  Solvency II surplus.
    4   Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.
    5   Holding company liquidity consists of cash, liquid assets and £2 million of syndicated loans held in Aviva and Friends Life holding companies.
   6   On a constant currency basis.

Key financial metrics

Operating capital generation: Solvency II basis

6 months 2016 £bn
United Kingdom & Ireland Life	0.7
United Kingdom & Ireland General Insurance & Health	0.1
Europe	0.6
Canada	0.1
Asia and Other	(0.3)
Total	1.2

Operating profit before tax: IFRS basis

	6 months 2016 £m	6 months 2015 £m	Sterling % change
Life business	1,226	1,021	20%
General insurance and health	334	422	(21)%
Fund management	49	33	48%
Other*	(284)	(306)	7%
Total[1]	1,325	1,170	13%

Operating earnings per share[1] **	22.4p	22.1p	1%
    *    Includes other operations, corporate centre costs and group debt and other interest costs.
    **  Net of tax, non-controlling interests, preference dividends, coupon payments iin respect of the drect capital instrument (DCI) and tier 1 notes (net of tax).

Expenses

	6 months 2016 £m	6 months 2015 £m	Sterling % change
Operating expenses	1,696	1,498	13%
Integration & restructuring costs	105	172	(39)%
Expense base	1,801	1,670	8%

Operating expense ratio	53.4%	52.8%	0.6pp

Value of new business: MCEV basis

	6 months 2016	6 months 2015 £m	Sterling % change	Constant Currency % change2
United Kingdom & Ireland	280	260	8%	8%
France	103	98	6%	(1)%
Poland3	27	30	(9)%	(11)%
Italy	71	39	82%	71%
Spain	16	13	29%	22%
Turkey	12	12	(6)%	-
Asia	61	76	(20)%	(23)%
Aviva Investors	13	6	106%	106%
Value of new business	583	534	9%	7%

General insurance combined operating ratio

	6 months 2016	6 months 2015	Change
United Kingdom & Ireland	95.4%	93.2%	2.2pp
Europe	96.7%	94.3%	2.4pp
Canada	95.8%	91.9%	3.9pp
General insurance combined operating ratio	96.2%	93.1%	3.1pp

IFRS profit after tax

	6 months 2016 £m	6 months 2015 £m	Sterling % change
IFRS profit after tax[1]	201	545	(63)%
Basic earnings per share[1]	2.5p	12.8p	(80)%

Interim dividend

	6 months 2016	6 months 2015	Sterling % change
Interim dividend per share	7.42p	6.75p	10%

Capital position

	30 June 2016	31 December 2015	Sterling % change
Estimated Solvency II cover ratio[4,5]	174%	180%	(6.0)pp
Estimated Solvency II surplus[5]	£9.5bn	£9.7bn	(2)%
IFRS net asset value per share (restated)[6]	412p	390p	6%
    1    Refer to 'Financial supplement' for the reconciliation of Group operating profit to profit after tax - IFRS basis and refer to B7 - Earnings per share for a reconciliation of operating earnings per share to basic earnings per share.
     2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
     3    Poland includes Lithuania.
     4    The estimated Solvency II ratio represents the shareholder view. This excludes the contribution to Group Solvency Capital Requirement (SCR) and Group Own Funds of fully ring fenced with-profits funds £2.7 billion (FY15: £2.7 billion) and staff pension schemes in surplus £0.9 billion (FY15: £0.7 billion) - these exclusions have no impact on Solvency II surplus.
     5    The estimated Solvency II position includes the estimated impact of acquiring the RBC General Insurance business (£(0.3) billion) on a pro-forma basis. The acquisition completed on 1st July 2016, and was funded by an issue of £0.3 billion of subordinated debt in May 2016.
     6    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

Group Chief Executive Officer's report

0BOverview
Aviva is delivering consistency, stability and growth despite the challenging market backdrop.

Operating profit increased 13% to £1,325 million (HY15: £1,170 million)  despite higher weather claims in general insurance, lower bulk purchase annuity sales in UK Life and new government levies.

Our Solvency II coverage ratio of 174%[1,2] (FY15: 180%) remains toward the upper end of our working range. We have proven our resilience during a HY16 period of investment market volatility and record low interest rates. Solvency II operating capital generation was £1.2 billion, and business unit cash remittances were £752 million (HY15: £495 million).

Interim dividend per share has increased 10% to 7.42p. We remain on track to deliver on the plan outlined at our recent investor day to increase the dividend payout ratio to 50% of operating EPS by the end of 2017, up from 42%[3] in 2015.

The steps we have taken to improve strength, resilience and operational consistency are reflected in our results. We remain confident in our ability to deliver on our key commitments to grow earnings, cash and dividends.

1BOperating profit
Operating profit increased 13% to £1,325 million (HY15: £1,170 million), driven by growth in UK Life, fund management and digital together with an additional 3 months contribution from Friends Life. This was partially offset by higher natural catastrophe and weather claims in Canada and Europe, new Government levies and investment for future growth across a number of our businesses.

Life insurance operating profit increased 20% to £1,226 million (HY15: £1,021 million). In the UK, growth was driven by Friends Life integration synergies together with positive momentum in protection, savings and individual annuities, partially offset by lower bulk purchase annuity sales. In Europe, our life business delivered stable operating profits on a constant currency basis, as growing protection and with-profits income were offset by a new government levy in Poland and higher project expenses in France. Operating profits from our Asia life business increased 49% to £118 million (HY15: £79 million) primarily due to an additional three months contribution from Friends Provident International.

General insurance & health operating profit declined 17% to £334 million (HY15: £400 million4). Underwriting profit of £165 million (HY15: £222 million) deteriorated due to the £23 million Flood Re levy in the UK and a c.£55 million increase in weather and natural catastrophe claims following fires in Canada and floods in France. The investment return fell by £12 million to £171 million (HY15: £183 million4) due to lower bond yields. During the second half of 2016 we expect our general insurance operations to benefit from the RBCI acquisition in Canada and distribution partnerships in the UK.

Fund management operating profit increased 48% to £49 million (HY15: £33 million). The result benefitted from higher average AUM following the transfer of £45.1 billion of Friends Life assets to Aviva Investors in 2015, an additional transfer of £1.5 billion of Friends Life assets in HY16 and positive external fund flows. Operating expenses increased reflecting our continued investment to secure long-term growth.

2BCapital
At 30 June 2016, our Solvency II coverage ratio was 174%[1,2] (FY15: 180%). The resilience of our solvency position was proven during a period of heightened volatility in HY16. Despite bond yields at historic lows, a more challenging outlook for corporate credit and asset price weakness following the Brexit vote, our Solvency II coverage ratio remains toward the top end of our working range.

We enter the current period of macro, political and market uncertainty with confidence in our capital position. We have limited sensitivity to interest rate risk, exposure to equity markets is modest and protected by hedging, we have a diverse and prudent bond portfolio and the commercial mortgage assets backing UK annuities have an average LTV of 60% (FY15: 61%).

Solvency II operating capital generation was £1.2 billion during HY16, incorporating £1.5 billion from our operating business units, net of £0.3 billion of debt, corporate centre and other costs.

   1   The estimated Solvency II position includes the estimated impact of acquiring the RBC General Insurance business (£(0.3) billion) on a pro-forma basis. The acquisition completed on 1st July 2016, and was funded by an issue of £0.3 billion of subordinated debt in May 2016.
    2   The estimated Solvency II ratio represents the shareholder view. This excludes the contribution to Group Solvency Capital Requirement (SCR) and Group Own Funds of fully ring fenced with-profits funds £2.7 billion (FY15: £2.7 billion) and staff pension schemes in surplus £0.9 billion (FY15: £0.7 billion) - these exclusions have no impact on   Solvency II surplus.
    3   Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.
    4   HY15 comparatives have been rebased for the reduction in the internal loan.

3BFriends Life integration
The integration of Friends Life remains on track. At HY16, we had secured run-rate synergies of £201 million, up from £168 million at the end of 2015. We reiterate our expectation that the £225 million integration synergy target will be delivered by the end of 2016, one year ahead of our original plan. UK Life is now effectively operating as a single entity. Over the course of the integration, we have reduced our property footprint by 258,000 square feet and transferred £46.6 billion of assets to Aviva Investors.

4BLife insurance: Value of new business: MCEV basis (VNB)
VNB increased 7%[5] to £583 million (HY15: £534 million). In the UK, VNB growth was 6% with gains in protection, savings and individual annuities offset by weaker sales volumes in bulk purchase annuities and equity release. VNB from our European life businesses increased 14%[5] driven by a strong result in Italy where we have followed through on our turnaround initiatives. In Asia, VNB declined 23%[5] primarily as a result of the discontinuation of the DBS bancassurance relationship in Singapore. We recently launched our Aviva Financial Advisors network in Singapore.

5BGeneral insurance
General insurance net written premiums increased 7%[5] to £3,991 million (HY15: £3,678 million) reflecting our new partnership agreement with Homeserve in the UK and improved competitiveness across the Group as we benefit from operating expense reductions, our investment in digital and Solvency II diversification benefits. The Group combined operating ratio (COR) deteriorated by 3.1 percentage points to 96.2% (HY15: 93.1%). This reflected the impact of the Flood Re levy in the UK (0.6%), an increase in natural catastrophe claims mainly from fires in Canada and floods in France (1.5%), a reduction in prior year reserve releases (0.5%) and commission strain from our new distribution partnership in the UK (1.0%).

6BFund management
Growth drivers from our fund management business are pointing in the right direction. External fund net flows have turned positive (£0.6 billion) and, together with an additional transfer of £1.5 billion of Friends Life assets and favourable market movements, assets under management (AUM) have grown 10% to £319 billion (FY15: £290 billion). The AIMS range of funds continues to make excellent progress, with AUM more than doubling during HY16 to £6.2 billion (FY15: £3 billion). Our UK Life platform also continues to increase in scale, with AUM increasing 23% during HY16 to £10.3 billion (FY15: £8.4 billion).

7BDigital
We continue to make strong progress with our digital transformation. Registrations on MyAviva, a key leading indicator, have surpassed 3 million (FY15: 2.3 million). We are investing significantly in our digital and direct capabilities to make dealing with Aviva simple and convenient. In the UK, we will have all of our customer information on a single database by the end of 2016. This will enable customers to see all their policies in one place, and deal with us whenever and however they choose.

8BExpenses
Operating expenses increased 13% to £1,696 million (HY15: £1,498 million). Growth was primarily due to an additional quarter from Friends Life, new government levies and foreign exchange. Excluding these factors, operating expenses were broadly flat, with realisation of Friends Life synergies in UK Life and savings in UK General Insurance offset by investment for growth in our acorn businesses (Aviva Investors, Asia and Digital) and higher project related expenses in France. There remains more to do in this area.

9BOutlook
We are committed to maintaining a strong and resilient balance sheet, a sustainable dividend and growing operating earnings. While uncertainty in the economic outlook may persist in the short term, we have not observed major disruption to our operating activities and we continue to target mid-single digit growth in operating profit over the medium term. We will maintain our self-help agenda, focusing on improving expense efficiency and reallocating capital to businesses with the highest returns and growth potential.

Mark Wilson
Group Chief Executive Officer

5    On a constant currency basis.

Chief Financial Officer's report

10BOverview
Operating earnings per share increased 1% to 22.4p (HY15: 22.1p), with an additional three months contribution from Friends Life, offset by higher weighted average share count. Within the operating result, we had £24 million of foreign exchange benefits, £27 million of increased expenses from the Flood Re levy in the UK and asset levy in Poland and a c£55 million increase in weather and natural catastrophe claims driven by forest fires in Canada and floods in France. Excluding these items, progression in operating EPS is consistent with our medium term objective of mid-single digit growth.

IFRS profit after tax declined to £201 million (HY15: £545 million), and was adversely impacted by non-cash market variances as at 30 June 2016, including the revaluation of our Euro-denominated and other debt obligations at a lower exchange rate.

At the end of HY16, our Solvency II capital ratio was 174%[1,2] (FY15: 180%), down 6 percentage points compared with the end of 2015. Solvency II operating capital generation from our business units was £1.5 billion during HY16. Total Solvency II operating capital generation after centre, debt and other costs was £1.2 billion.

At our recent investor day, we outlined plans to increase our dividend payout ratio to 50% of operating EPS in 2017, up from 42%[3] in 2015. We remain confident in our ability to deliver on this plan and have increased our interim dividend by 10% to 7.42p (HY15: 6.75p).

11BBalance sheet
The actions taken in recent years to improve our balance sheet enabled us to manage the challenging investment market conditions in HY16. Our Solvency II ratio of 174%[1,2] (FY15: 180%) remains toward the upper end of our working range and we continue to have modest levels of sensitivity to fluctuations in investment markets.

We have maintained a prudent approach to managing risk. Asset and liability durations are closely matched and we have maintained a high quality corporate bond exposure, with only 1.1% of the shareholder backed bond portfolio securities rated below investment grade. We have seen limited levels of defaults from the portfolio over many years and, despite the downgrade of the UK sovereign credit rating in the wake of Brexit, the ratings of our corporate bond portfolio have been stable.

The commercial mortgage portfolio backing our UK annuity portfolio remains strongly positioned. The average loan-to-value ratio of the portfolio is 60% (FY15: 61%), the average loan interest cover ratio has increased to 2.14x (FY15: 2.05x) and we had negligible loans in arrears (HY16: £0.1 million, FY15: £9 million).

Net asset value (NAV) per share increased 22p to 412p (FY15: 390p3). Operating profit, positive foreign exchange movements and favourable IAS 19 pension revaluation more than offset payment of the final dividend, negative short term investment variances and amortisation of AVIF. Investment variances included a c.£250 million adverse impact reflecting the Group's lowered expectations for future property prices and rental income.

Capital generation and cash-flow
Operating capital generation on a Solvency II basis after debt, centre and other costs was £1.2 billion in HY16. We reiterate our expectation of 5-10 points of capital generation in 2016, after allowing for payment of dividends, but before economic and market variances. Our life businesses delivered £1.3 billion of Solvency II operating capital generation, general insurance contributed £0.2 billion and other businesses (including debt and centre costs) consumed £0.3 billion.

Remittances increased to £752 million (HY15: £495 million). Consistent with our messages at previous interim results, we evaluate remittances on a full year basis. Liquidity at centre was £1.2 billion[4] (February 2016: £1.3 billion).

    1   The estimated Solvency II position includes the estimated impact of acquiring the RBC General Insurance business (£(0.3) billion) on a pro-forma basis. The acquisition completed on 1st July 2016, and was funded by an issue of £0.3 billion of subordinated debt in May 2016.
     2   The estimated Solvency II ratio represents the shareholder view. This excludes the contribution to Group Solvency Capital Requirement (SCR) and Group Own Funds of fully ring fenced with-profits funds £2.7 billion (FY15: £2.7 billion) and staff pension schemes in surplus £0.9 billion (FY15: £0.7 billion) - these exclusions have no impact on Solvency II surplus.
     3   Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.
     4   Holding company liquidity consists of cash, liquid assets and £2 million of syndicated loans held in Aviva and Friends Life holding companies.

13BBusiness unit performance
In UK and Ireland life, operating profit increased 25% to £711 million (HY15: £569 million). In addition to the incremental impact of an extra quarter from Friends Life, operating profit grew due to the realisation of integration synergies, improved asset mix on annuities and positive momentum in protection and long-term savings. This was partially offset by the 27% reduction in annuity sales, with higher individual annuity volumes overshadowed by a decline in bulk purchase annuity sales. Long-term savings assets under management increased to £95 billion (FY15: £88 billion) on the back of £2.0 billion of net flows. Within this, platform assets under administration continue to grow strongly, up 23% during HY16 to £10.3 billion (FY15: £8.4 billion).

Operating profit from our UK and Ireland general insurance and health business declined 3% to £231 million (HY15: £239 million). The underwriting result was stable in UKGI at £115 million (HY15: £115 million) with increased costs associated with the Flood Re levy (£23 million) and higher weather claims offset by improved prior year development and our continued focus on portfolio rebalancing and expense management. The longer term investment return for UK & Ireland general insurance fell to £93 million (HY15: £121 million). Excluding the impact of the reduction in the internal loan, investment income in the UK & Ireland general insurance fell £6 million to £93 million (HY15: £99 million).

Our European insurance businesses delivered operating profit of £430 million (HY15: £431 million). Life operating profit of £395 million (HY15: £372 million) was stable in constant currency terms with growth in protection and with-profits products offset by lower unit-linked asset management charges, a new regulatory asset levy in Poland and higher expenses as we invested in a number of projects in France. General insurance operating profit fell to £35 million (HY15: £59 million) mainly reflecting adverse weather experience in France which experienced severe flooding in 2Q16.

In Canada, general insurance operating profit fell to £88 million (HY15: £131 million). Underwriting profit declined to £42 million (HY15: £82 million) with forest fires in Alberta and lower levels of prior year development partially offset by improvement in claims frequency. The longer term investment return fell to £47 million (HY15: £51 million) due to lower investment yields.

Fund management operating profit increased 48% to £49 million (HY15: £33 million). This was driven by the increase in average AUM following the onboarding of £45.1 billion of Friends Life assets in 2015 and additional £1.5 billion in HY16. The result also benefitted from improved net fund flows and assets under management. The AIMS range of funds continues to make strong progress, more than doubling assets under management during HY16 to £6.2 billion (FY15: £3 billion).

Operating profit from our Asian insurance businesses increased to £112 million (HY15: £75 million) reflecting a full six month contribution from Friends Provident International (FPI). Excluding FPI, results were stable despite the discontinuation of the DBS relationship in Singapore.

Thomas D. Stoddard
Chief Financial Officer

Notes to editors
All comparators are for the half year 2015 position unless otherwise stated.
      Income and expenses of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 30 June 2016. The average rates employed in this announcement are 1 euro = £0.78 (6 months to 30 June 2015: 1 euro = £0.74) and CAD$1 = £0.53 (6 months to 30 June 2015: CAD$1 = £0.53).
      Growth rates in the press release have been provided
in sterling terms unless stated otherwise. The following supplement presents this information on both a sterling and constant currency basis.
Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make other verbal or written "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "projects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "likely", "target", "goal", "guidance", "trends", "future", "estimates", "potential" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the announcement include, but are not limited to: the impact of ongoing difficult conditions in the global financial markets and the economy generally; the impact of simplifying our operating structure and activities; the impact of various local and international political, regulatory and economic conditions, market developments and government actions (including those arising from the referendum on UK membership of the European Union); the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in short or long-term inflation; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; changes in, or restrictions on, our ability to initiate capital management initiatives; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; the impact of natural and man-made catastrophic events on our business activities and results of operations; our reliance on information and technology and third-party service providers for our operations and systems; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; regulatory approval of extension of use of the Group's internal model for calculation of regulatory capital under the European Union's Solvency II rules; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events (including cyber attack); risks associated with arrangements with third parties, including joint ventures; our reliance on third-party distribution channels to deliver our products; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of fluctuations in share price as a result of general market conditions or otherwise; the effect of simplifying our operating structure and activities; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business, including decreased demand for annuities in the UK due to changes in UK law; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing/regulatory approval impact, integration risk and other uncertainties, such as non-realisation of expected benefits or diversion of management attention and other resources, relating to announced acquisitions and pending disposals and relating to future acquisitions, combinations or disposals within relevant industries; the policies, decisions and actions of government or regulatory authorities in the UK, the EU, the US or elsewhere, including the implementation of key legislation and regulation. For a more detailed description of these risks, uncertainties and other factors, please see Item 3d, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's most recent Annual Report on Form 20-F as filed with the SEC on 29 March 2016 and also the risk factors contained in the Euro Note Programme prospectus published on 22 April 2016. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this report are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings
Chris Esson +44 (0)20 7662 8115 David Elliot +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sarah Swailes +44 (0)20 7662 6700	Presentation slides: 07:00 hrs BST www.aviva.com Real time media conference call: 07:30 hrs BST Analyst presentation: 08:30 hrs BST Live webcast: 08:30 hrs BST http://www.avivawebcast.com/interim2016/

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End part 1 of 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 August 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary